Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Power & Digital Infrastructure Acquisition II Corp. on Form S-1 of our report dated July 9, 2021, except for second paragraph of Note 7 as to which the date is November 18, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Power & Digital Infrastructure Acquisition II Corp. as of March 31, 2021 and for the period from March 23, 2021 (inception) through March 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 18, 2021